PRESS RELEASE

Loncor Resources Announces Election of Directors

Toronto, Canada – June 29, 2016 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN") announces that the four nominees listed in the Company’s management information circular for the annual and special meeting of shareholders of the Company (the "Meeting") held on Wednesday, June 29, 2016 were elected at the Meeting as directors of Loncor. The vote was conducted by a show of hands. The detailed results of the votes received by proxy are set out below:

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Maurice J. Colson	81,828,023	94.31%	4,933,200	5.69%
Arnold T. Kondrat	86,757,223	99.99%	4,000	0.01%
Richard J. Lachcik	81,828,023	94.31%	4,933,200	5.69%
William R. Wilson	81,828,023	94.31%	4,933,200	5.69%

Voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com.

Loncor Resources Inc. (the "Company") is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company’s Ngayu exploration permits cover 2,077 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus. The North Kivu exploration permits cover a contiguous area of 13,210 km2. Both projects have historic gold production. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

For further information, please visit our website at www.loncor.com, or contact: Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.